UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

04 October 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

4th October 2012

RE-ISSUE OF TREASURY SHARES

CRH plc announces that on 3rd October 2012, it transferred to participants in its employee share schemes 58,424 Ordinary Shares at prices of €11.8573 and €11.9565 per Ordinary Share and at a price of £11.36 per Ordinary Share.

Following the above transactions, CRH plc holds 7,933,191 Ordinary Shares in Treasury. The number of Ordinary Shares in issue (excluding Treasury Shares) is 722,618,083.

Contact

Neil Colgan
Company Secretary
Tel: 00 3531 6344340

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 04 October 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director